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                             June 12, 2024

       Steven Pieper
       Chief Financial Officer
       Xeris Biopharma Holdings, Inc.
       1375 West Fulton Street, Suite 100
       Chicago, IL 60607

                                                        Re: Xeris Biopharma
Holdings, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Form 10-Q for the
quarterly period ended March 31, 2024
                                                            File No. 001-40880

       Dear Steven Pieper:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       67

   1. Revise your future filings to provide quantification of each of the individual factors you identified in your
disclosure which led to the changes in each of your line items. As part of your response,
address the following:
                                                            Revise to quantify
the extent to which the changes in revenue from each specific product is from
volume versus pricing.
                                                            Discuss the reasons
for the changes in the amount of cost of goods sold as well as the changes in cost of
goods sold as a percent of revenues.
                                                            Tell us and revise
your future filings to quantify the one-time contract credit received in first quarter
2023 and explain the nature of this credit.
                                                            You disclose on
page 68 that "Manufacturing costs for Gvoke and Recorlev incurred prior to approval
and initial commercialization were expensed as research and
                                                            development
expenses." Tell us and revise your future filings to quantify the impact
 Steven Pieper
Xeris Biopharma Holdings, Inc.
June 12, 2024
Page 2
              of zero cost inventory for 2022 and 2023, as well as any future periods impacted.
Form 10-Q for the quarterly period ended March 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development expenses, page 25

2. Please provide quantitative disclosures, to be included in future filings, for the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented, which should reconcile to total research and development expense.
         Revise to disclose the extent to which you track certain of your research and development costs on a project basis, and if so, disclose the amounts tracked for projects, where material. In addition, separately quantify the impact from each factor that led to the increase in research and development expense (e.g., investments in XP-8121, your emerging technology partnership business, as well as higher personnel costs).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameSteven Pieper                               Sincerely,
Comapany NameXeris Biopharma Holdings, Inc.
                                                              Division of
Corporation Finance
June 12, 2024 Page 2                                          Office of Life
Sciences
FirstName LastName